UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                            THE X-CHANGE CORPORATION
                            ------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)



                                    98371P109
                                    ---------
                                 (CUSIP Number)



                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                Donald E. Weeden
                                145 Mason Street
                               Greenwich, CT 06830
                                 (203) 861-7610

                                JANUARY 16, 2002
                                ----------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

- ------------------------------------------- -------------- ---------------------
CUSIP NO. 98371P109                                        PAGE 2  OF  6 PAGES
- ------------------------------------------- -------------- ---------------------

- --------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Donald E. Weeden
- --------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                      (b) [ ]
- --------------------------------------------------------------------------------
     3       SEC USE ONLY

- --------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             PF, WC
- --------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)     [  ]

- --------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
- --------------------------------------------------------------------------------
 NUMBER OF        7    SOLE VOTING POWER
   SHARES
BENEFICIALLY           8,267,756 shares (includes shares of Series A Preferred
                       Stock which are convertible into shares of Common Stock
                       and includes shares owned by various entities with
                       respect to which the Reporting Person has discretionary
                       voting and dispositive authority).
- --------------------------------------------------------------------------------
  OWNED BY        8    SHARED VOTING POWER
    EACH               0
- --------------------------------------------------------------------------------
  REPORTING       9    SOLE DISPOSITIVE POWER

                       8,267,756 shares (includes shares of Series A Preferred
                       Stock which are convertible into shares of Common Stock
                       and includes shares owned by various entities with
                       respect to which the Reporting Person has discretionary
                       voting and dispositive authority).
- --------------------------------------------------------------------------------
 PERSON WITH      10   SHARED DISPOSITIVE POWER

                       0
- --------------------------------------------------------------------------------
     11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,267,756 (includes shares of Series A Preferred Stock which are convertible into shares of Common Stock and includes
                  shares owned by various entities with respect to which the Reporting Person has discretionary voting and dispositive authority).
- --------------------------------------------------------------------------------
     12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                              |_|

- --------------------------------------------------------------------------------
     13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.7%
- --------------------------------------------------------------------------------
     14           TYPE OF REPORTING PERSON*

                  IN
- --------------------------------------------------------------------------------

Item 1.           Security and Issuer.
- ------            -------------------

                  This statement relates to the Common Stock, $.001 value per share (the "Common Stock"), of The X-Change Corporation, a Nevada corporation (the "Issuer"). For purposes of this statement, all issued and presently convertible shares of the Issuer's Series A Preferred Stock shall be deemed to have been converted and all references to the term Common Stock shall include such shares of Preferred Stock on a converted basis. The Issuer maintains its principal executive office at 36 W. 44th Street, Suite 1209, New York, New York 10036.

Item 2.           Identity and Background.
- ------            -----------------------

                  (a) This statement is filed by (i) Donald E. Weeden, an individual, with respect to shares of the Issuer's Common Stock held by him and by retirement accounts in his name, (ii) Weeden Investors, L.P., a Delaware limited partnership (the "Weeden Partnership") controlled by Mr. Weeden with respect to shares of the Issuer's Common Stock held by it, (iii) High Fields, L.P., a Connecticut limited partnership ("High Fields") with respect to shares of the Issuer's Common Stock held by it. Donald E. Weeden, the Weeden Partnership and High Fields shall sometimes be collectively referred to herein as the "Reporting Persons."

                  (b) The business address of Donald E. Weeden is 145 Mason Street, Greenwich, CT 06830. The general partner of the Weeden Partnership is Weeden Securities Corp., a Delaware corporation which also has a business address located at 145 Mason Street, Greenwich, CT 06830. The general partner of High Fields is P&D, Inc., a Connecticut corporation which also has a business address located at 145 Mason Street, Greenwich, CT 06830. Weeden Securities Corp. and P&D, Inc. shall sometimes collectively be referred to herein as the "General Partners."

                  (c) The principal business of Donald E. Weeden is institutional securities brokerage and securities investment. The principal business of the Weeden Partnership and High Fields is securities investment.

                  (d) During the past five years, neither Mr. Weeden, the Weeden Parnership, High Fields, the General Partners nor any of their respective executive officers, directors or controlling persons of any such entity have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the past five years, neither Mr. Weeden, the Weeden Parnership, High Fields, the General Partners nor any of their respective executive officers, directors or controlling persons of any such entity have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in their being subject to a judgment, decree or final order enjoining any such person from future violations of or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation of such laws by any such person.

                  (f) Donald E. Weeden is a United States citizen.

Item 3.           Source and Amount of Funds or Other Consideration.
- ------            -------------------------------------------------

                  Donald E. Weeden directly owns 6,223,290 shares of the Issuer's Common Stock and indirectly owns 2,044,466 shares of the Issuer's Common Stock, all of which were received in connection with a merger transaction pursuant to which shares of the Issuer's Common Stock and Preferred Stock were received in cancellation of shares of Common Stock and Preferred Stock of Webix Inc., a privately held Florida corporation ("Webix"). The Reporting Persons purchased their shares in Webix Inc. with personal funds or, in the case of the Weeden Partnership or High Fields, with the working capital of such entities.

Item 4.           Purpose of Transaction.
- ------            ----------------------

                  The Reporting Persons have acquired their shares of the Issuer's Common Stock in connection with a merger transaction pursuant to which shares of the Issuer's Common Stock and Preferred Stock were received in cancellation of shares of Common Stock and Preferred Stock of Webix. The Reporting Persons have no current plans or proposals that would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws which may impede the acquisition of control of the Issuer by any other person; (h) the Common Stock of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; (i) causing the Issuer becoming eligible for termination of registration pursuant to
Section 12(g) (4) of the Securities Exchange Act of 1934, or (j) any action similar to those specifically enumerated above.

                  Although the Reporting Persons have no present plans to purchase additional shares of the Issuer's Common Stock or sell any of their respective shares of the Issuer's Common Stock, they, either separately or together with others, may seek to purchase additional shares of the Issuer's Common Stock or sell some or all of their shares of the Issuer's Common Stock in the open market or in privately negotiated transactions from or to one or more sellers or purchasers.

                  The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5.           Interest in Securities of the Issuer.
- ------            ------------------------------------

                  (a) The number of shares of the Issuer's Common Stock (assuming conversion of all outstanding shares of Preferred Stock of the Issuer) is 77,002,000 and the percentage of the outstanding shares directly beneficially owned by each Reporting Person is as follows:

                                                              Percentage of
Name                            Number of Shares           Outstanding Shares
- ----                            ----------------           ------------------
Donald E. Weeden                   6,223,290                     8.0%

The Weeden Partnership             1,000,000                     1.3%

High Fields                        1,044,466                     1.4%

                  (b) Mr. Weeden has sole power to vote and to direct the disposition of 8,267,756 shares of the Issuer's Common Stock.

                  (c) There have been no transactions in the Issuer's
Common Stock by the Reporting Persons during the 60 day period preceding the date of filing of this Schedule 13D.

                  (d) Certain persons have the right to receive dividends from or the proceeds of sale of certain of the shares of the Issuer's Common Stock included in this statement. No such person individually has the right to receive dividends or proceeds relating to shares of the Issuer's Common Stock constituting more than 5% of the class of the Issuer's Common Stock.

                  (e) Not Applicable.

Item 6.           Contracts, Arrangements, Understandings or
- ------            Relationships with Respect to Securities of the Issuer.
                  ------------------------------------------------------

                  Donald E. Weeden may be deemed to have beneficial ownership and control of the shares of the Issuer's Common Stock held by the Weeden Partnership and High Fields by virtue of his control of the General Partner of each such entity. Mr. Weeden disclaims beneficial ownership of the shares of the Issuer's Common Stock held by the Weeden Partnership and by High Fields.

                  Other than as set forth above, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) either amongst themselves or with any other persons with respect to the shares of the Issuer's Common Stock.

Item 7.           Material to be Filed as Exhibits.
- ------            --------------------------------

                  None

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   January 24, 2002


                                               /s/  Donald E. Weeden
                                         ------------------------------------
                                                  Donald E. Weeden



                                         WEEDEN INVESTORS, L.P.
                                    By:  WEEDEN SECURITIES CORP.,
                                            general partner


                                             By:     /s/ Donald E. Weeden
                                                --------------------------------
                                                   Donald E. Weeden, Chairman


                                         HIGH FIELDS, L.P.
                                    By:  P&D, INC.
                                            general partner


                                            By:  /s/ Donald E. Weeden
                                               ---------------------------------
                                                  Donald E. Weeden, Chairman